

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 21, 2017

Ben Chang
Chief Executive Officer
Rich Pharmaceuticals, Inc.
9595 Wilshire Blvd, Suite 900
Beverly Hills, California 90212

>   **Re: Rich Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 14, 2017**
>   **File No. 333-217307**

Dear Mr. Chang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Steven J. Davis, Esq.